SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A13 (Amendment No. 13)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

020910105

(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, NY 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,831,435
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 13,831,435
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,831,435
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement (as defined below), 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below), 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmacêutica S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 12,600,666
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 12,600,666
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,600,666
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement (as defined below), 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 21,966,177
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 21,966,177
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,966,177
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement (as defined below), 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below), 256,148 shares of Common Stock issued upon exercise of the Defiante March 2006 Warrant (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant (as defined below), 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant (as defined below) and 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Claudio Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 19,800,003
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 19,800,003
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,003
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.9% (based 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement (as defined below), 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants (as defined below), 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant (as defined below) and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Chaumiere-Consultadoria e Servicos SDC Unipessoal LDA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 8,134,742
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 8,134,742
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,134,742
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant (as defined below), 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant  (as defined below) and 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Inverlochy-Consultadoria e Servicos (S.U.) LDA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 5,968,568
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 5,968,568
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,968,568
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant (as defined below) and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 13 by Sigma-Tau Finanziaria S.p.A., an Italian corporation (“Sigma Tau”), Defiante Farmacêutica S.A., a Portuguese corporation (“Defiante”), Paolo Cavazza, an Italian citizen, and Chaumiere-Consultadoria e Servicos SDC Unipessoal L.d.a., a Portuguese corporation (“Chaumiere”), Claudio Cavazza, an Italian citizen and Inverlochy-Consultadoria e Servicos (S.U.) LDA, a Portuguese corporation (“Inverlochy” and together with Paolo Cavazza, Claudio Cavazza, Chaumiere, Defiante and Sigma Tau, the “Reporting Parties”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, Amendment No. 6 filed with the SEC on March 16, 2006, Amendment No. 7 filed with the SEC on July 24, 2006, Amendment No. 8 filed with the SEC on January 3, 2007, Amendment No. 9 filed with the SEC on January 10, 2008, Amendment No. 10 filed with the SEC on March 10, 2008, Amendment No. 11 filed with the SEC on April 4, 2008 and Amendment No. 12 filed with the SEC on December 19, 2008 (the “Schedule 13D”) with respect to the Common Stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 630, Bethesda, Maryland 20814.

Item 2	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Claudio Cavazza, Sigma Tau, Defiante, Inverlochy and Chaumiere.  Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.  Claudio Cavazza directly and indirectly owns 57% of Sigma Tau.  Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Claudio Cavazza indirectly owns 100% of Inverlochy.  Chaumiere is an indirect wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”).  Aptafin is owned by Paolo Cavazza and members of his family.

The business address of Sigma Tau is Via Sudafrica, 20, Rome, Italy 00144.  The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

The business address of Defiante is Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082.  Defiante is a commercial pharmaceutical company.

The business address of Chaumiere is 77-6°F Avenida Arriaga Edificio Forum P-9000 FUNCHAL Madeira (Portugal).  Chaumiere is an investment company.

The business address of Inverlochy is Avenida Arriaga N 77 Edif. Marina, Forum 6 Andar Sala 605 Funchal - Madeira 10209 Portugal.  Inverlochy is an investment company.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Claudio Cavazza and Paolo Cavazza, controlling Sigma Tau, Defiante, Inverlochy and Chaumiere are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is sub-

ject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of Common Stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant (“Warrant A”) to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant (“Warrant B” and, collectively with Warrant A, the “2003 Warrants”) to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below).  The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the “Next Private Placement”) or (b) December 11, 2003, and ending on December 11, 2004.  The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement.  As a result of the 2004 Common Stock Transaction (as defined below), the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004.  The Warrant B was then exercisable for 600,000 shares of Common Stock.

The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.  Defiante used its working capital to pay the exercise price.

On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share (the “2004 Common Stock Transaction”).  Defiante used its working capital to purchase such shares.  In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the “2004 Warrant”) to purchase 263,158 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

Defiante exercised the 2004 Warrant on July 14, 2006, at an exercise price of $1.50 per share and received 263,158 shares of Common Stock.  Defiante used its working capital to pay the exercise price.

On January 7, 2005, pursuant to a Purchase Agreement, dated as of January 7, 2005 between Issuer and Sigma Tau, Sigma Tau purchased 984,615 shares of Common Stock at $3.25 per share as part of a private placement.  Sigma Tau used its working capital to purchase such shares.  In consideration for the purchase of such shares, on January 7, 2005, the Issuer issued to Sigma Tau warrants (the “2005 Warrants”) to purchase 246,154 shares of Common Stock exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from issuance of such Warrant through January 7, 2008.

On June 22, 2005, pursuant to Purchase Agreements dated as of June 22, 2005 (the “2005 Purchase Agreements”) between Issuer and each of Defiante, Inverlochy and Chaumiere (together with Inverlochy and Defiante, the “Purchasers”), Defiante purchased 307,692 shares of Common Stock, Inverlochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock at $3.25 per share as part of a private placement.  The Purchasers used working capital to purchase their shares.  The 2005 Purchase Agreements provide that the Purchasers may not dispose of the shares for a five-year period (the “Holding Period”), that the Issuer, rather than the Purchasers, has all voting rights in respect of the shares during the Holding Period, and that the Issuer shall have the right to repurchase the shares within 30 days of the expiration of the Holding Period at a price of $5.00 per share, provided that the Issuer may only repurchase an amount of shares that would leave the Purchasers, when combined with all of their affiliates, with no less than 30.1% of the Issuer’s shares of Common Stock.

On August 1, 2005, pursuant to a Stock Purchase Agreement dated August 1, 2005 between Allan L. Goldstein and Chaumiere, Chaumiere purchased 110,000 shares of the Issuer’s Common Stock from the Seller at a purchase price of $3.20 per share.

On March 16, 2006, pursuant to Securities Purchase Agreements dated as of March 6, 2006 (the “March 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 731,850 shares of Common Stock, Inverlochy purchased 64,575 shares of Common Stock and Chaumiere purchased 64,575 shares of Common Stock for a cash purchase price of $2.81 per share in a registered direct offering.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on March 16, 2006, the Issuer issued warrants (i) to Defiante to purchase 256,148 shares of Common Stock (the “Defiante March 2006 Warrant”), (ii) to Inverlochy to purchase 22,601 shares of Common Stock (the “Inverlochy March 2006 Warrant”) and (iii) to Chaumiere to purchase 22,601 shares of Common Stock (the “Chaumiere March 2006 Warrant” and, together with the Defiante March 2006 Warrant and the Inverlochy March 2006 Warrant, the “March 2006 Warrants”), in each case exercisable at a price of $4.06 per share, in whole or in part, at any time and from time to time from September 16, 2006 through March 16, 2011.

On May 26, 2006, pursuant to a Securities Purchase Agreement dated as of March 26, 2006 between J.J. Finkelstein and Chaumiere, Chaumiere purchased in a private transaction 125,000 shares of Common Stock at a price of $2.80 per share.  Chaumiere used its working capital to purchase such shares.

On December 21, 2006, pursuant to Securities Purchase Agreements dated as of December 18, 2006 (the “December 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 833,333 shares of Common Stock, Inverlochy purchased 833,333 shares of Common Stock and Chaumiere purchased 833,333 shares of Common Stock for a cash purchase price of $1.80 per share in a private placement.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on December 21, 2006, the Issuer issued warrants (i) to Defiante to purchase 333,333 shares of Common Stock (the “Defiante December 2006 Warrant”), (ii) to Inverlochy to purchase 333,333 shares of Common Stock (the “Inverlochy December 2006 Warrant”) and (iii) to Chaumiere to purchase 333,333 shares of Common Stock (the “Chaumiere December 2006 Warrant” and, together with the Defiante December 2006 Warrant and the Inverlochy December 2006 Warrant, the “December 2006 Warrants”), in each case exercisable at a price of $2.75 per share, in whole or in part, at any time and from time to time from December 21, 2006 through December 21, 2011.

The terms of the 2005 Warrants were amended on December 31, 2007, pursuant to an Amendment to Warrant to Purchase Common Stock, dated as of December 31, 2007 to provide that the 2005 Warrants would be exercisable at any time prior to 11:59 p.m. Eastern Time on March 31, 2008 (the “Expiration Date”), or if such date falls on a day that is not a Business Day or a day on which trading does not take place on a principal exchange or automated quotation system on which the Common Stock is traded (a “Holiday”), the next day that is not a Holiday.

On February 29, 2008, pursuant to Securities Purchase Agreements dated as of February 27, 2008 (the “February 2008 Purchase Agreements”) between Issuer and each of Chaumiere and Inverlochy, Chaumiere purchased 2,500,000 shares of Common Stock and Inverlochy purchased 2,500,000 shares of Common Stock for a cash purchase price of $1.00 per share in a private placement (the “February 2008 Private Placement”).  Chaumiere and Inverlochy used working capital to purchase these shares.  The February 2008 Purchase Agreements provide that (i) the Purchasers may not transfer the shares through December 31, 2010 (the “Restricted Period”) except for transfers to Affiliates (as defined therein), (ii) the Issuer, rather than the Purchasers, has all voting rights in respect of the shares during the Restricted Period, and (iii) the Issuer shall have the right to repurchase the shares at any time during the Restricted Period at a price of $2.00 per share, with respect to any repurchases made on or prior to December 31, 2009, and at a price of $2.50 per share with respect to any repurchases made between and including January 1, 2010 and December 31, 2010.  In consideration for the purchase of such shares, on February 29, 2008, the Issuer issued warrants (i) to Inverlochy to purchase 500,000 shares of Common Stock (the “Inverlochy February 2008 Warrant”) and (ii) to Chaumiere to purchase 500,000 shares of Common Stock (the “Chaumiere February 2008 Warrant” and, together with the Inverlochy February 2008 Warrant, the “February 2008 Warrants”), in each case exercisable at a price of $1.60 per share.  One-third of the warrants vested on February 29, 2008, one-third is scheduled to vest on December 31, 2008, and one-third is scheduled to vest on December 31, 2009. However, should the Issuer repurchase all of the shares prior to December 31, 2009, any unvested warrants would terminate as of the date of repurchase.

The terms of the 2005 Warrants were further amended pursuant to a Second Amendment to Warrant to Purchase Common Stock, dated as of March 31, 2008, to extend the Expiration Date from March 31, 2008 to December 31, 2009.

On December 10, 2008, pursuant to Securities Purchase Agreements dated as of December 10, 2008 (the “December 2008 Purchase Agreements”) between Issuer and each of Chaumiere and Inverlochy, Chaumiere purchased 1,034,482 shares of Common Stock and Inverlochy purchased 1,034,482 shares of Common Stock for a cash purchase price of $1.45 per share in a private placement (the “December 2008 Private Placement”).  Chaumiere and Inverlochy used working capital to purchase these shares.  In consideration for the purchase of such shares, on December 10, 2008 the Issuer issued warrants (i) to Inverlochy to purchase 372,552 shares of Common Stock ( the “Inverlochy December 2008 Warrant”) and (ii) to Chaumiere to purchase 372,552 shares of Common Stock (the “Chaumiere December 2008 Warrant” and, together with the Inverlochy December 2008 Warrant, the “December 2008 Warrants”), in each case exercisable at a price of $1.74 per share, in whole or in part, at any time and from time to time from December 10, 2008 through December 31, 2011.  The December 2008 Purchase Agreements provide that (i) the Purchasers may not transfer the shares, the December 2008 Warrants or any shares issued upon exercise of the December 2008 Warrants through December 31, 2011 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchasers, has all voting rights in respect of the shares and any shares issued upon exercise of the December 2008 Warrants through December 31, 2011.

On April 13, 2009, pursuant to a Securities Purchase Agreement dated as of April 13, 2009 ( the “April 2009 Purchase Agreement”) between Issuer and Chaumiere, Chaumiere purchased 1,052,631 shares of Common Stock for a cash purchase price of $0.57 per share in a private placement (the “April 2009 Private Placement”).  Chaumiere used working capital to purchase these shares.  In consideration for the purchase of such shares, on April 13, 2009 the Issuer issued a warrant to Chaumiere to purchase 263,158 shares of Common Stock, exercisable at a price of $0.91 per share, in whole or in part, at any time and from time to time from April 13, 2009 through April 20, 2012 (the “April 2009 Warrant”).  The April 13, 2008 Purchase Agreement provides that (i) the Purchaser may not transfer the shares, the April 2009 Warrant or any shares issued upon exercise of the April 2009 Warrant through April 30, 2012 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchaser, has all voting rights in respect of the shares and any shares issued upon exercise of the April 2009 Warrant through April 30, 2012.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Sigma Tau is the beneficial owner of  13,831,435 shares of Common Stock representing 24.9% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement, 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant).

Defiante is the beneficial owner of 12,600,666 shares of Common Stock representing 22.8% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant  and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant).

Paolo Cavazza is the beneficial owner of 21,966,177 shares of Common Stock representing 38.5% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement, 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant, 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant, 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant and 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant).

Claudio Cavazza is the beneficial owner of 19,800,003 shares of Common Stock representing 34.9% (based 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement, 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant, 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006

Warrant, 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant).

Chaumiere is the beneficial owner of 8,134,742 shares of Common Stock representing 14.5% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement, 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant, 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant and 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant).

Inverlochy is the beneficial owner of 5,968,568 shares of Common Stock representing 10.7% (based on 53,622,491 shares of Common Stock outstanding as of March 31, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 15, 2009, plus 1,052,631 shares issued in connection with the April 2009 Private Placement, 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant).

(b)           The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 13,831,435.  The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 13,831,435.

The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 12,600,666.  The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 12,600,666.

The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 21,966,177.  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 21,966,177.

The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Claudio Cavazza shares the power to vote or direct the vote is 19,800,003.  The number of shares of Common Stock as to which Claudio Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Claudio Cavazza shares the power to dispose or direct the disposition is 19,800,003.

The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 8,134,742.  The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 8,134,742.

The number of shares of Common Stock as to which Inverlochy has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Inverlochy shares the power to vote or direct the vote is 5,968,568.  The number of shares of Common Stock as to which Inverlochy has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Inverlochy shares the power to dispose or direct the disposition is 5,968,568.

(c)           On April 13, 2009, Chaumiere purchased 1,052,631 shares of Common Stock for a cash purchase price of $0.57 per share in a private placement.  In consideration for the purchase of such shares, on April 13, 2009, the Issuer issued a warrant to Chaumiere to purchase 263,158 shares of Common Stock, exercisable at a price of $0.91 per share.

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby restated in its entirety as follows:

Pursuant to the December 2006 Purchase Agreements, the Issuer and the Purchasers entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to file a registration statement covering the shares of Common Stock sold pursuant to the December 2006 Purchase Agreements and the shares of Common Stock issuable upon exercise of the December 2006 Warrants.

Except as otherwise set forth in Items 3 and 4 and this Item 6 of this Schedule 13D, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Joint Filing Agreement.

2.	Power of Attorney (Sigma Tau).[1]

3.	Power of Attorney (Defiante).[2]

[1]	Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

[2]	Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

4.	Power of Attorney (Claudio Cavazza).[3]

5.	Power of Attorney (Paolo Cavazza).[4]

6.	Power of Attorney (Chaumiere).[5]

7.	Power of Attorney (Inverlochy).[6]

8.	Warrant Agreement dated as of January 7, 2005 between Issuer and Sigma Tau.[7]

9.	Form of Stock Purchase Agreement dated as of June 22, 2005.[8]

10.	Form of Securities Purchase Agreement dated as of March 6, 2006.[9]

11.	Form of March 2006 Warrant.[10]

12.	Form of Securities Purchase Agreement dated as of December 15, 2006.[11]

13.	Form of December 2006 Warrant.[12]

[3]	Incorporated by reference to the Reporting Persons’ Amendment No. 12 to Schedule 13D filed with the SEC on December 19, 2008.

[4]	Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

[5]	Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

[6]	Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

[7]	Incorporated by reference to the Reporting Persons’ Amendment No. 4 to Schedule 13D filed with the SEC on January 19, 2005.

[8]	Incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on June 23, 2005.

[9]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

[10]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

[11]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

14.	Amendment to Warrant to Purchase Common Stock.[13]

15.	Form of Securities Purchase Agreement dated as of February 27, 2008.[14]

16.           Form of February 2008 Warrant.15

17.           Second Amendment to Warrant to Purchase Common Stock.16

18.           Form of Securities Purchase Agreement dated as of December 10, 2008.17

19.           Form of December 2008 Warrant.18

20.           Form of Securities Purchase Agreement dated as of April 13, 2009.19

21.           Form of April 2009 Warrant.20

[12]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

[13]	Incorporated by reference to the Reporting Persons’ Amendment No. 9 to Schedule 13D filed with the SEC on January 10, 2008

[14]	Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008.

[15]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on

February 27, 2008.

[16]	Incorporated by reference to the Reporting Person’s Amendment No. 11 to Schedule 13D filed with the SEC on April 4, 2008.

[17]	Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

[18]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

[19]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

[20]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date:  April 21, 2009

SIGMA-TAU FINANZIARIA S.P.A.

By: /s/ Maurizio Terenzi Name: Maurizio Terenzi Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmacêutica S.A. is true, complete and correct.

Date:  April 21, 2009

DEFIANTE FARMACEUTICA S.A.

By: /s/ Maurizio Terenzi Name: Maurizio Terenzi Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Date:  April 21, 2009

CLAUDIO CAVAZZA

By: /s/ Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Inverlochy - Consultadoria e Servicos (S.U.) LDA is true, complete and correct.

Date:  April 21, 2009

INVERLOCHY – CONSULTADORIA E SERVICOS (S.U.) LDA

By: /s/ Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date:  April 21, 2009

PAOLO CAVAZZA

By: /s/ Fabio Poma Name: Fabio Poma Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere-Consultadoria & Servicos SDC Unipessoal LDA is true, complete and correct.

Date:  April 21, 2009

CHAUMIERE-CONSULTADORIA & SERVICOS SDC UNIPESSOAL LDA

By: /s/ Fabio Poma Name: Fabio Poma Title: Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Sigma Tau Finanziaria SpA

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. E. Cavazza, Jones, Platé, Artali and Cerrina Feroni) of Sigma Tau are set forth below:

1.	(a) Claudio Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) President, and (d) Italy.

2.	(a) Ugo Di Francesco, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Vice President and Chief Executive Officer, and (d) Italy.

3.	(a) Marco Codella, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Managing Director, and (d) Italy.

4.	(a) Mauro Bove, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Managing Director, and (d) Italy.

5.	(a) Stefano Marino, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. C. Cavazza, Di Francesco, Codella, Bove and Marino) of Sigma Tau are set forth below:

1.	(a) Enrico Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, (c) executive, Sigma-Tau Industrie Farmaceutica Riunite SpA, and (d) Italy.

2.	(a) Trevor Jones, (b) Woodhyrst House, 18 Friths Drive, REIGATE, Surrey, Great Britain, (c) professor, and (d) Great Britain.

3.	(a) Emilio Platé, (b) Via Finocchiaro Aprile n.5,Varese, Italy, (c) business consultant, and (d) Italy.

4.             (a) Mario Artali, (b) Piazza F. Meda 4, Milano, Italy 20121, (c) Deputy Chairman, Banca Popolare di Milano, and (d) Italy.

5.	(a) Marco Cerrina Feroni, (b) Piazza Paolo Ferrari 10, Milano, Italy 20121, (c) executive, Intesa Sanpaolo SpA and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma Tau are set forth below:

1.	(a) Claudio Cavazza, (b) Pontina Km. 30,400, Pomezia (Rome), Italy 00040, (c) President, Sigma Tau, and (d) Italy.

2.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma Tau, Aptafin SpA and Esseti S.A., and (d) Italy.

Claudio Cavazza directly and indirectly owns 57% of Sigma Tau and Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.

Defiante Farmacêutica S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Defiante are set forth below:

1.	(a) Massimo Mineo, (b) Via Pontina km. 30,400, Pomezia, Rome, Italy 00040, (c) Executive, Sigma Tau Industrie Farmaceutiche Riunite SpA, and (d) Italy.

2.	(a) Raffaele Sanguigni, (b) Via Pontina km. 30,400, Pomezia, Rome, Italy 00040, (c) Director-President, Defiante, and Executive, Sigma Tau Industrie Farmaceutiche Riunite SpA, and (d) Italy.

3.	(a) Paolo Alexandre da Mota Viegas, (b) Rua da Alfanadega, n.78, Funchal, Madeira, Portugal, 9000-059 (c) general manager of Defiante, and (d) Portugal.

4.	(a) Pedro Moreira da Cruz Quintas, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

5.	(a) Carla Emanuel Arruda Jardim Fernandes, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

Chaumiere-Consultadoria & Servicos SDC Unipessoal

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Chaumiere are set forth below:

1.	(a) Roberto Carlos de Castro Abreu, (b) Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal, (c) business consultant and (d) Portugal.

2.	(a) João Josè de Freitas Rodrigues, (b) Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal, (c) business consultant and (d) Portugal.

Inverlochy-Consultadoria e Servicos (SU) Unipessoal

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Chaumiere are set forth below:

1.	(a) Roberto Carlos de Castro Abreu, (b) Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal, (c) business consultant and (d) Portugal.

2.	(a) João Josè de Freitas Rodrigues, (b) Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal, (c) business consultant and (d) Portugal.

EXHIBIT INDEX

1.	Joint Filing Agreement

2.	Power of Attorney (Sigma Tau).[1]

3.	Power of Attorney (Defiante).[2]

4.	Power of Attorney (Claudio Cavazza).[3]

5	Power of Attorney (Paolo Cavazza).[4]

6.	Power of Attorney (Chaumiere).[5]

7.	Power of Attorney (Inverlochy).[6]

8.	Warrant Agreement dated as of January 7, 2005 between Issuer and Sigma Tau.[7]

9.	Form of Stock Purchase Agreement dated as of June 22, 2005.[8]

10.	Form of Securities Purchase Agreement dated as of March 6, 2006.[9]

[1]	Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

[2]	Incorporated by reference to the Reporting Persons’ Amendment No. 5 to Schedule 13D filed with the SEC on June 24, 2005.

[3]	Incorporated by reference to the Reporting Person’s Amendment No. 12 to Schedule 13D filed with the SEC on December 19, 2008.

[4]	Incorporated by reference to the Reporting Person’s Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

[5]	Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

[6]	Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

[7]	Incorporated by reference to the Reporting Persons’ Amendment No. 4 to Schedule 13D filed with the SEC on January 19, 2005.

[8]	Incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on June 23, 2005.

[9]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

11.	Form of March 2006 Warrant.[10]

12.	Form of Securities Purchase Agreement dated as of December 15, 2006.[11]

13.	Form of December 2006 Warrant.[12]

14.	Amendment to Warrant to Purchase Common Stock.[13]

15.	Form of Securities Purchase Agreement dated as of February 27, 2008.[14]

16.	Form of February 2008 Warrant.[15]

17.	Second Amendment to Warrant to Purchase Common Stock.[16]

18.	Form of Securities Purchase Agreement dated as of December 10, 2008.[17]

19.	Form of December 2008 Warrant.[18]

[10]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

[11]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

[12]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

[13]	Incorporated by reference to the Reporting Persons’ Amendment No. 9 to Schedule 13D filed with the SEC on January 10, 2008

[14]	Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008

[15]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008

[16]	Incorporated by reference to the Reporting Person’s Amendment No. 11 to Schedule 13D filed with the SEC on April 4, 2008.

[17]	Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

20.	Form of Securities Purchase Agreement dated as of April 13, 2009.[19]

21.           Form of April 2009 Warrant.20

[18]	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

[19]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

[20]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended and restated statement on Schedule 13D with respect to the Common Stock of RegeneRx Biopharmaceuticals, Inc. dated as of April 21, 2009 is, and any amendments thereto signed by such of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: April 21, 2009	SIGMA-TAU FINANZIARIA SPA

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

Dated: April 21, 2009	DEFIANTE FARMACEUTICA S.A.

By: /s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

Dated: April 21, 2009	PAOLO CAVAZZA

By: /s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

Dated: April 21, 2009	CLAUDIO CAVAZZA

By: /s/ Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

Dated: April 21, 2009	INVERLOCHY – CONSULTADORIA E SERVICOS (S.U.) LDA

By: /s/ Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

Dated: April 21, 2009	CHAUMIERE-CONSULTADORIA E SERVICOS SDC UNIPESSOAL LDA

By: /s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact